December 12, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (415) 445-6505

Edward F. Lange, Jr.
Chief Operating Officer and Chief Financial Officer
BRE Properties Inc.
525 Market Street, 4th Floor
San Francisco, CA 94105

  Re: BRE Properties Inc.
    Definitive 14A
    Filed March 16, 2007
    File No. 1-14306

Dear Ms. Moore:

  We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

  Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

  If you have any further questions regarding our review of your filing, please call me at (202) 551-3357 with any questions.

         Sincerely,

         Pam Howell
         Special Counsel